
ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549


03022241

Your reference File No. 82-5089
Our reference AC/eh
Date 05/02/2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "General Meeting of Zurich Financial Services" dated April 30, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp E. Hellsten

Andres Christen

Enclosure

dlw 6/4



News Release

File No. 82-5089



General Meeting of Zurich Financial Services

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, April 30, 2003 –The General Meeting of Zurich Financial Services took place in the Hallenstadion in Zurich today. The meeting was presided by Lodewijk C. van Wachem, Chairman of the Board of Directors. 1,604 shareholders attended, representing 20,468,503 registered shares or 14.21 percent of the share capital. Shareholders approved all agenda items proposed by the Board of Directors. This includes a share capital reduction in form of a nominal value reduction of each registered share from CHF 10 to CHF 9. The difference of CHF 1 per registered share will be paid to shareholders.

In his address to shareholders James J. Schiro, Chief Executive Officer of Zurich Financial Services, discussed the market environment, which is challenging the whole industry. He said that Zurich was working hard to deliver on its promises in spite of headwinds. Schiro added, "While we can neither predict nor control the vagaries of financial markets, our action plan is designed to insulate our core business from them as much as possible."

Share capital reduction, nominal value reduction and changes to the Articles of Incorporation

The share capital is reduced by CHF 144,006,955 from CHF 1,440,069,550 to a new total of CHF 1,296,062,595 by reducing the nominal value of each registered share from CHF 10 to CHF 9. Subject to the fulfilment of the necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich, the shareholders will receive CHF 1 per registered share free of charge. The payment is expected by July


ZURICH
FINANCIAL SERVICES

15, 2003. The respective amendments of the Articles of Incorporation have been approved by shareholders.

Authorized Share Capital

The Board of Directors is authorized to increase the share capital by no later than June 1, 2005. The amount approved shall not exceed CHF 54 million by issuing up to 6 million fully paid registered shares with a nominal value of CHF 9 each. The respective amendment of the Articles of Incorporation has been approved.

Release and Re-election to the Board of Directors

All members of the Board of Directors were released with respect to the 2002 financial year in individual votes. The Group Executive Committee was released jointly. In addition, Vernon L. Sankey (53) was re-elected to the Board of Directors for a further three-year term of office.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN